Masco Corporation 17450 College Parkway Livonia, Michigan 48152 313 274 7400 www.masco.com

July 8, 2019

VIA EDGAR TRANSMISSION (CORRESP.)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, NE
Washington, DC 20549-4561

Attention: Kevin Stertzel, Senior Staff Accountant

Re:    Masco Corporation
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 7, 2019
File No. 001-05794
Response Letter Filed June 10, 2019

Dear Mr. Stertzel:

On behalf of Masco Corporation, I am writing to update our June 10, 2019 response to the Staff of the Securities and Exchange Commission’s comment with respect to the above-referenced Form 10-K in the Staff’s letter dated May 10, 2019.

Pursuant to our phone conversation with you on June 26, 2019, in future filings we will include disclosure in our accounting policy footnote within our consolidated financial statements substantially to the effect: “We facilitate a voluntary supply chain finance program (the “program”) to provide certain of our suppliers with the opportunity to sell receivables due from us to participating financial institutions at the sole discretion of both the suppliers and the financial institutions. A third party administers the program; our responsibility is limited to making payment on the terms originally negotiated with our supplier, regardless of whether the supplier sells its receivable to a financial institution. We do not enter into agreements with any of the participating financial institutions in connection with the program. The range of payment terms we negotiate with our suppliers is consistent, irrespective of whether a supplier participates in the program. All outstanding payments owed under the program are recorded within accounts payable in our consolidated balance sheet. The amounts owed to participating financial institutions under the program and included in accounts payable were [$XX] million and [$XX] million at December 31, 2018 and 2017, respectively. We account for all payments made under the program as a reduction to our cash flows from operations and reported within our increase (decrease) in accounts payable and accrued liabilities, net line within our consolidated statements of cash flows.”

In future filings we will include disclosure in our management’s discussion and analysis substantially to the effect: “As part of our ongoing efforts to improve our cash flow and related liquidity, we work with suppliers to optimize our terms and conditions, including extending payment terms. We also facilitate a voluntary supply chain finance program (the “program”) to provide certain of our suppliers with the opportunity to sell receivables due from us to participating financial institutions at the sole discretion of both the suppliers and the financial institutions. A third party administers the program; our responsibility is limited to making payment on the terms originally negotiated with our supplier, regardless of whether the supplier sells its receivable to a financial institution. We do not enter into agreements with any of the participating financial institutions in connection with the program. The range of payment terms we negotiate with our suppliers is consistent, irrespective of whether a supplier participates in the program. The amounts settled through the program and paid to participating financial institutions were [$XX] million, [$XX] million, and [$XX] million in 2018, 2017 and 2016, respectively. A downgrade in our credit rating or changes in the financial markets could limit the financial institutions’ willingness to commit

Mr. Kevin Stertzel
July 8, 2019

funds to, and participate in, the program. We do not believe such risk would have a material impact on our working capital or cash flows, as substantially all of our payments are made outside of the program.”

If you have any further questions or comments, please contact me at 313-792-6044.

Sincerely,

/s/ John G. Sznewajs
John G. Sznewajs
Vice President, Chief Financial Officer